OMB APPROVAL
OMB Number:	3235-0058
Expires:	August 31, 2015
Estimated average burden
hours per response.	.. 2.50
SEC FILE NUMBER 001-11679
CUSIP NUMBER 685691404

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: May 4, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ORCHARD SUPPLY HARDWARE STORES CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

6450 VIA DEL ORO

Address of Principal Executive Office (Street and Number)

SAN JOSE, CA 95119

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Orchard Supply Hardware Stores Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended May 4, 2013 in a timely manner and that it does not expect to be able to file the Form 10-Q within the five-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”). As reported in the Company’s Form 8-K filed with the SEC on June 17, 2013, the Company and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on June 17, 2013. Due to the demands associated with the bankruptcy filing and related activities, the Company has been unable to complete the preparation of its Form 10-Q for the quarterly period ended May 4, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael W. Fox	(408)	281-3500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently unable to provide a reasonable estimate of its first quarter 2013 results of operations due to the Company’s focus on its ongoing bankruptcy reorganization proceedings and the proposed sale of substantially all of its assets to Lowes Companies, Inc. under Section 363 of the Bankruptcy Code. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its first quarter 2013 results of operations compared to its first quarter 2012 results of operations.

Orchard Supply Hardware Stores Corporation

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 19, 2013	By:	/s/ Michael W. Fox
Michael W. Fox, Senior Vice President, General Counsel and Secretary